January 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi

Re:	KnightSwan Acquisition Corporation

Registration Statement on Form S-1

Filed December 22, 2021, as amended

File No. 333-261856

Dear Mr. Ambrogi:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of KnightSwan Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on January 20, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,200 electronic copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC

By:	/s/ Amir Emami
Name: Amir Emami
Title: Managing Director

[Signature Page to Underwriter’s Acceleration Request]